UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: July 28, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Signing of Agreements to Acquire a Controlling Interest in Hunan Yin Lian Xiangbei Copper Company Limited

New York, July 28, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced that it has entered into definitive agreements (the “Agreements”) to acquire a controlling interest in Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), a PRC-based company that is currently engaged in the recycled copper business, through a series of transactions (“Transactions”) in exchange for (i) RMB30,000,000 in cash, (ii) up to 20,000,000 newly issued ordinary shares of the Company, and (iii) up to a 14.17% interest in Engen Investments Limited (“Engen”), a direct, 75%-owned British Virgin Islands (“BVI”) subsidiary of Gushan, subject to adjustment pursuant to an earn-out arrangement. The closing of each of the Transactions is subject to the satisfaction of, among others, customary closing conditions, including obtaining approvals from relevant PRC governmental authorities.

The Transactions

On July 27, 2011, the Company caused True Excel Holdings Limited (“True Excel”), its indirectly 75%-owned Hong Kong acquisition subsidiary, to enter into a share purchase agreement (“PRC SPA”) with Xiangbei and its two shareholders, Messrs. Huang Weiping and Zhang Huayi, under which True Excel will acquire 100% of the equity interest in Xiangbei, for a cash consideration of RMB34,600,000. Consummation of the transactions contemplated under the PRC SPA is subject to and conditional upon, among others, approval from the Department of Commerce of Hunan Province for the share purchase of Xiangbei.

Concurrently with the entry into the PRC SPA, Gushan and Engen (the sole shareholder of True Excel) entered into a share purchase agreement (the “BVI SPA”) with Gold Wide Enterprises Limited (“Gold Wide,” a BVI company wholly owned by Zhang Xiongan, the nominee of Huang Weiping), Silvery Boom Limited (“Silvery Boom,” a BVI company wholly owned by Xu Meijuan, the nominee of Zhang Huayi), Gold Hero Holdings Limited (“Gold Hero,” an existing shareholder of Engen), and Silver Harvest Holdings Limited (“Silver Harvest,” an existing shareholder of Engen). Under the BVI SPA, subject to a three-year earn-out that is tied to the financial performance of Xiangbei, as determined by its net income under U.S. generally accepted accounting principles, (i) Engen will allot, issue and sell to Gold Wide and Silvery Boom, and Gold Wide and Silvery Boom will purchase from Engen, ordinary shares of up to 14.17% (the “Engen Shares”) of Engen’s enlarged share capital after the issuance, for a consideration of US$710,808 (approximately RMB4,600,000), and (ii) Gushan will allot, issue and sell to Gold Wide and Silvery Boom, and Gold Wide and Silvery Boom will purchase from Gushan, up to 20,000,000 ordinary shares of Gushan (the “Gushan Shares”), for consideration of HK$200 (at par value of HK0.00001 per share).

Under the earn-out arrangement in the BVI SPA (assuming and after the three-year earn-out targets are achieved), (i) new Engen Shares of up to 4.72% of Engen’s enlarged share capital and a maximum of 6,600,000 newly issued Gushan Shares may be issued to Gold Wide and Silvery Boom with respect to the year ending December 31, 2011, if Xiangbei achieves net income of RMB20,000,000 for that year, (ii) new Engen Shares of up to 4.72% of Engen’s enlarged share capital and a maximum of 6,600,000 new Gushan Shares may be issued to Gold Wide and Silvery Boom with respect to the year ending December 31, 2012, if Xiangbei achieves net income of RMB50,000,000 for that year, and (iii) new Engen Shares of up to 4.73% of Engen’s enlarged share capital and a maximum of 6,800,000 new Gushan Shares may be issued to Gold Wide and Silvery Boom with respect to the year ending December 31, 2013, if Xiangbei achieves net income of RMB80,000,000 for that year.

If Xiangbei’s net income over the three years do not meet the overall net income target of the three-year earn-out, Gold Wide and Silvery Boom may be required to return to Engen or Gushan, as applicable, part or all of the Engen Shares or Gushan Shares (or pay Engen or Gushan an amount in cash equal to the value of such shares as determined under the BVI SPA) and cash of up to RMB30,000,000. The consummation of the transactions contemplated under the BVI SPA is subject to, among others, the satisfaction of all conditions precedent to the consummation of the transactions contemplated in the PRC SPA.

In addition, Gushan will issue additional ordinary shares of Gushan (the “Additional Gushan Shares”) to Gold Wide and Silvery Boom if the volume weighted average trading price of Gushan Shares (as represented by Gushan’s American Depository Shares (“ADSs”)) over the 30 calendar day period immediately after the public announcement of Gushan’s 2013 annual financial results is below US$1.25 per share (hence, US$12.50 per Gushan’s ADSs). The number of Additional Gushan Shares to be issued will be determined based on the shortfall amount per share multiplied by the number of Gushan Shares issued to Gold Wide and Silvery Boom under the three-year earn-out arrangement, limited to a maximum value of RMB20,000,000.

The net consideration to be paid in the Transactions by Gushan under the terms of the PRC SPA and the BVI SPA consists of approximately RMB30,000,000, the Engen Shares and the Gushan Shares. Upon consummation of the Transactions and assuming Xiangbei achieves the net income targets under the earn-out arrangement, Gushan, Gold Hero, Silver Harvest, Gold Wide and Silvery Boom will own approximately 67.08%, 10.23%, 8.52%, 8.502% and 5.668% of Engen, respectively. Engen will indirectly own 100% of Xiangbei upon consummation of the Transactions.

The Engen Shares and the Gushan Shares will be issued and sold in reliance upon the exemption from registration provided for in Regulation S under the Securities Act of 1933, as amended.

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Gushan’s Sichuan production facility is currently in operation. Gushan also operates a recycled copper business through Mianyang Jin Xin Copper Company Limited (“Jin Xin”), a 75%-owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.